EXHIBIT 99.1

INNATE PHARMA HIGHLIGHTS ABSTRACTS SELECTED FOR ASCO 2025 ANNUAL MEETING

Marseille, France, May 19, 2025, 7:00 AM CEST

•Long term follow-up results of TELLOMAK Phase 2 trial in Sézary syndrome and mycosis fungoides
•Trial in Progress poster on IPH4502, Innate’s differentiated ADC in development in advanced solid tumors expressing Nectin-4
•AstraZeneca to present a poster on updated results from the Phase 2 trial NeoCOAST-2 in resectable NSCLC

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced today that four abstracts with Innate’s drugs in clinical development have been accepted for the American Society of Clinical Oncology (ASCO) 2025 Annual Meeting, taking place May 30-June 3, 2025 in Chicago, Illinois.

“We are looking forward to participating in the ASCO Annual Meeting 2025, where four abstracts with Innate’s drugs in clinical development have been selected. In particular, we are pleased to share the long-term follow-up data from the TELLOMAK Phase 2 study, which underscores our continued commitment to advancing innovative therapies for patients," commented Dr Sonia Quaratino, Chief Medical Officer of Innate Pharma.

ASCO abstract details:
Lacutamab

Abstract: 2522
Abstract Title: Lacutamab in patients with relapsed and refractory Sézary syndrome: Long term follow-up from the TELLOMAK phase 2 trial
Session Type: Poster Session
Session Title: Developmental Therapeutics—Immunotherapy
Session Date and Time: Monday June 2, 2025 – 1:30 – 4:30 PM CDT

Abstract: 2523
Abstract Title: Lacutamab in patients with relapsed and/or refractory mycosis fungoides: Long-term follow-up and translational data from the TELLOMAK phase 2 trial
Session Type: Poster Session
Session Title: Developmental Therapeutics—Immunotherapy
Session Date and Time: Monday June 2, 2025 – 1:30 – 4:30 PM CDT

IPH4502

Abstract: TPS3159
Abstract Title: A phase 1, open-label, multi-center study of the safety, tolerability, and efficacy of IPH4502 as a single agent in advanced solid tumors
Session Type: Poster Session
Session Title: Developmental Therapeutics—Molecularly Targeted Agents and Tumor Biology
Session Date and Time: Monday June 2, 2025 – 1:30 – 4:30 PM CDT

Monalizumab (partnered with AstraZeneca)

Abstract: 8046
Abstract Title: Neoadjuvant durvalumab (D) + chemotherapy (CT) + novel anticancer agents and adjuvant D ± novel agents in resectable non-small-cell lung cancer (NSCLC): Updated outcomes from NeoCOAST-2.
Session Type: Poster Session
Session Title: Lung Cancer—Non–Small Cell Local-Regional/Small Cell/Other Thoracic Cancers
Session Date and Time: Saturday May 31, 2025 – 1:30 – 4:30 PM CDT

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform, Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “intend,” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap
Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu